SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: July 8, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc closes transaction to acquire U.S. rights to
Permax (r).  Amarin becomes exclusive U.S. licensee.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: July 8, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc closes
transaction to acquire U.S.
rights to Permax (r).
Amarin becomes exclusive U.S. licensee.























                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2440
Email: rick.stewart@amarincorp.com


Nigel Bell
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2444
Email: nigel.bell@amarincorp.com



AMARIN CORPORATION CLOSES TRANSACTION TO ACQUIRE
U.S. RIGHTS TO PERMAX(r)

 Amarin Becomes Exclusive U.S. Licensee

London, United Kingdom, July 8, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that it has consummated the previously announced exercise of its purchase option to acquire the remaining U.S. rights to Permax (r) (pergolide mesylate) and that all conditions to closing have been satisfied.

Rick Stewart, Amarin's chief executive officer, stated, "The completion of this transaction confirms our strategic entry into the Parkinson's disease therapeutic area. Our specialty sales force now calls on Permax high-prescribing neurologists. With our exclusive option to acquire the US rights to Zelapar ( tm ) (selegiline HCl orally dissolving tablets), a novel and proprietary formulation of selegiline indicated as adjunct therapy to levodopa for Parkinson's disease, we will be well positioned with movement disorder specialists upon Zelapar's approval by FDA." As previously announced, an NDA for Zelapar, indicated as adjunctive therapy for Parkinson's disease, was accepted for filing and substantive review by the FDA in May, 2002.

Permax is generally well tolerated. The most commonly reported side effects are nausea, somnolence, dizziness, headache and dyskinesia. Full prescribing information on Permax is available from Amarin upon request, or at www.amarinpharma.com, the website of Amarin Pharmaceuticals, Inc., Amarin's drug development and marketing subsidiary which markets Permax.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.